TD AMERITRADE, INC.

(SEC. I.D. NO. 8-23395)

Statement of Financial Condition as of December 31, 2022
and Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23395

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12 and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TD Ameritrade, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. 108th Avenue

(No. and Street)

Omaha	Nebraska	68154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregg J. Fuesel	(402) 970-7014	gregg.fuesel@schwab.com
(Name)	(Area Code - Telephone Number)	(email address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

1601 Wewatta Street	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration No., if applicable)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Deloitte & Touche LLP
1601 Wewatta Street
Suite 400
Denver, CO 80203
USA

Tel: +1 303 292 5400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of TD Ameritrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Ameritrade, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche

February 27, 2023

We have served as the Company's auditor since 2021.

TD AMERITRADE, INC.

Statement of Financial Condition

(In Millions, Except Share Amounts)

		December 31, 2022
Assets		
Cash and cash equivalents	$	926
Goodwill		9,388
Acquired intangible assets — net		7,703
Other assets		413
Total assets	$	18,430
Liabilities and Stockholder's Equity		
Deferred income taxes — net	$	1,728
Accrued expenses and other liabilities		426
Total liabilities		2,154
Stockholder's equity:		
Common stock — 200 shares authorized, issued, and outstanding; no par value		—
Additional paid-in capital		15,775
Retained earnings		501
Total stockholder's equity		16,276
Total liabilities and stockholder's equity	$	18,430

See Notes to Statement of Financial Condition.

1. Organization and Nature of Business

TD Ameritrade, Inc. ("we," "our," or "the Company") is an indirect wholly-owned subsidiary of The Charles Schwab Corporation (CSC) through the Company's immediate parent, TD Ameritrade Online Holdings Corporation (TDAOH), and its parent, TD Ameritrade Holding Corporation (TDA Holding). On October 6, 2020, pursuant to an Agreement and Plan of Merger, TDA Holding and its wholly-owned subsidiaries were acquired by CSC (the "Merger").

The Company is an introducing securities broker-dealer with approximately 35 domestic branch offices in 18 states and serves clients in Singapore through a separate subsidiary of TDAOH. The Company clears its client securities transactions on a fully-disclosed basis through TD Ameritrade Clearing, Inc. (TDAC), a wholly-owned subsidiary of TDAOH. The Company also provides clients the ability to conduct futures and forex trading through Charles Schwab Futures and Forex LLC, an indirect wholly-owned subsidiary of TDA Holding. At December 31, 2022, approximately 14% of the Company's total client accounts were located in California.

The Company is registered as a broker-dealer with the United States (U.S.) Securities and Exchange Commission (SEC), the fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, and the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is required to comply with all applicable rules and regulations of the SEC and FINRA.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S. which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Certain estimates relate to taxes on income as well as legal and regulatory reserves. Actual results may differ from these estimates.

Unsatisfied performance obligations

We do not have any unsatisfied performance obligations other than those that are subject to an elective practical expedient under Accounting Standards Codification (ASC) 606 *Revenue From Contracts With Customers* (ASC 606).

Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition to be cash and cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Goodwill

Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount of a reporting unit exceeds its estimated fair value, resulting in an impairment charge for this excess, with the maximum charge limited to the carrying value of goodwill allocated to that reporting unit. Our annual impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and Company specific factors such as market capitalization in excess of net assets, trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair value of the Company's reporting unit (defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compares it to its carrying value. The estimated fair value of the reporting unit is established using an income approach based on a discounted

cash flow model that includes significant assumptions about the future operating results and cash flows of the reporting unit, as well as a market approach which compares the reporting unit to comparable companies in its industry.

Intangible assets

Finite-lived intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit. All intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Leases

The Company has operating leases for corporate offices and branch locations. We determine if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. At the commencement date, we determine the classification as either an operating lease or finance lease and the ROU asset and lease liability is recognized based on the present value of lease payments over the lease term. The lease liability may include payments that depend on a rate or index (such as the Consumer Price Index), measured using the rate or index at the commencement date. Payments that vary because of changes in facts or circumstances occurring after the commencement date are considered variable. These payments are not recognized as part of the lease liability. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We have lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for the lease and non-lease components as a single lease component.

As the rates implicit in our leases are not readily determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include periods covered by options to extend when it is reasonably certain that we will exercise those options. The lease terms may also include periods covered by options to terminate when it is reasonably certain that we will not exercise that option.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition on a standalone basis, while taking into consideration the fact that the activity of this entity is included with CSC's other subsidiaries in the CSC consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Uncertain tax positions are evaluated to determine whether they are more likely than not to be sustained upon examination. When tax positions are more likely than not to be sustained upon examination the difference between positions taken on tax return filings and estimated potential tax settlement outcomes, including potential interest and penalties, are recognized in accrued expenses and other liabilities. If a position is not more likely than not to be sustained, then none of the tax benefit is recognized in the Company's statement of financial condition.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

(Tabular Amounts in Millions)

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The Company's assets measured at fair value on a recurring basis include: certain cash equivalents and other securities owned, which are included in other assets. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. Quoted prices for investments in exchange-traded securities represent end-of-day close prices published by exchanges. Quoted prices for money market funds and other mutual funds represent reported net asset values. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices in active markets do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets, and we generally obtain prices from three independent third-party pricing sources for such assets recorded at fair value.

Our primary independent pricing service provides prices for our fixed income investments such as certificates of deposits; U.S. government securities; state and municipal securities; and corporate debt securities. Such prices are based on observable trades, broker/dealer quotes and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. We compare the prices obtained from the primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. The Company does not adjust the prices received from the independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in material differences in the amount recorded.

New Accounting Standards

No new accounting standards that are material to the Company were adopted during the year ended December 31, 2022. There are currently no new accounting standards not yet adopted that are material to the Company.

3. Goodwill and Acquired Intangible Assets

Goodwill was $9.4 billion at December 31, 2022, and there were no changes during the year then ended. We performed an assessment of goodwill for impairment as of our annual testing date, and, based on the Company's analysis, we concluded that goodwill was not impaired. There were no indicators that goodwill was impaired after our annual testing date.

Acquired intangible assets at December 31, 2022 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Client relationships	$ 8,700	$ (997)	$ 7,703

(Tabular Amounts in Millions)

4. Other Assets

The components of other assets at December 31, 2022 are as follows:

Receivables from TDAC	$	252
Operating lease ROU assets		93
Customer contract assets [1]		35
Receivables from other affiliates		2
Other		31
Total other assets	$	413

[1] Includes $30 million of receivables from contracts with customers and $5 million of capitalized customer contract costs within the scope of ASC 606. The Company does not have any other significant contract assets or contract liability balances as of December 31, 2022.

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2022 are as follows:

Current taxes payable	$	172
Accrued compensation and employee benefits		117
Operating lease liabilities		105
Payables to affiliates		8
Other		24
Total accrued expenses and other liabilities	$	426

Exit and Other Related Costs

Effective October 6, 2020, CSC completed its acquisition of TDA Holding. CSC's integration of TDA Holding's operations is ongoing and, based on current integration plans, CSC expects to complete most transitions of client accounts from TD Ameritrade, Inc. and TDAC to Charles Schwab & Co., Inc. (CS&Co), an indirect wholly-owned subsidiary of CSC, across multiple groups over the course of 2023, with the transition of a small client group in the first half of 2024. The first transition of client accounts was completed in February 2023.

CSC's integration plan is not defined by legal entity, though additional acquisition and integration-related costs are expected to be incurred at TD Ameritrade, Inc. in future periods as CSC continues the integration. The Company expects that remaining exit and other related costs will be incurred and charged to expense over the next 24 months, with some costs expected to be incurred after client transition to decommission duplicative platforms and complete integration work. Estimates of the nature, amounts, and timing of recognition of acquisition and integration-related costs are subject to change.

As of December 31, 2022, the Company had a liability for exit and other costs related to the integration of $10 million included in accrued expenses and other liabilities on the statement of financial condition. This balance reflects the transfer of retention liabilities to CS&Co upon transfer of certain TD Ameritrade, Inc. employees to CS&Co during 2022. Along with the transfer, TD Ameritrade, Inc. paid cash to CS&Co for settlement of the liabilities.

(Tabular Amounts in Millions)

6. Leases

The following table details the amounts and locations of lease assets and liabilities on the statement of financial condition:

Leases	Statement of Financial Condition Classification	December 31, 2022
Assets:		
Operating lease ROU assets	Other assets	$ 93
Liabilities:		
Operating lease liabilities	Accrued expenses and other liabilities	$ 105

The following tables present supplemental lease information as of December 31, 2022:

Lease Term and Discount Rate	Operating Leases
Weighted-average remaining lease term (years)	6.07
Weighted-average discount rate	1.75%

Maturity of Lease Liabilities	Operating Leases
2023	$ 22
2024	20
2025	18
2026	14
2027	11
Thereafter	27
Total lease payments	112
Less: Interest	7
Present value of lease liabilities	$ 105

7. Commitments and Contingencies

Guarantees and indemnifications: In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared on a fully-disclosed basis through TDAC. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations. Pursuant to the clearing agreement between the Company and TDAC, TDAC charges the Company for unsecured losses that result from a client's failure to complete such transactions. As of December 31, 2022, the total amount of client margin loan balances maintained by TDAC and subject to such indemnification was approximately $27.9 billion. TDAC seeks to mitigate the risks associated with client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company does not expect losses under the indemnification to be material to the Company's financial condition, however, in the case of unforeseen events, the Company's actual results could materially differ from those anticipated.

Insured Deposit Account agreement: The Company and certain affiliates are parties to the Insured Deposit Account agreement (IDA agreement) with TD Bank USA, National Association, and TD Bank, National Association (together, the TD Depository Institutions) creates responsibilities of the Company and certain contingent obligations. Pursuant to the IDA agreement, uninvested cash within eligible brokerage client accounts is swept from TDAC and other subsidiaries of CSC to deposit accounts at the TD Depository Institutions. The Company and certain affiliates provide recordkeeping and support services to the TD Depository Institutions with respect to the deposit accounts for which the Company and certain affiliates receive an aggregate monthly fee. Though unlikely, in the event the sweep arrangement fee computation were to result in a negative amount in any given month, the Company and its affiliates would be required to pay the TD Depository Institutions.

The IDA agreement provides that CSC and its broker-dealer subsidiaries have the option to migrate up to $10 billion of IDA balances every 12 months to its consolidated balance sheet, subject to certain limitations and adjustments. CSC and its broker-

(Tabular Amounts in Millions)

dealer subsidiaries' ability to migrate these balances to its consolidated balance sheet is dependent upon multiple factors, including having sufficient capital levels to sustain these incremental deposits and certain binding limitations specified in the IDA agreement. In addition, CSC and its broker-dealer subsidiaries also must maintain a minimum $50 billion IDA balance through June 2031, and at least 80% of the IDA balances must be designated as fixed-rate obligations through June 2026. If IDA balances were to decline below the required IDA balance minimum, CSC and its broker-dealer subsidiaries could be required to direct additional sweep cash from its consolidated balance sheet to the IDA program.

CSC and its broker-dealer subsidiaries moved a net amount of $13.7 billion of IDA balances to its consolidated balance sheet during 2022. As of December 31, 2022, the total ending IDA balance was $122.6 billion, of which $108.5 billion was fixed-rate obligation amounts and $14.1 billion was floating-rate obligation amounts. The total ending IDA balances include the impact of client cash allocation decisions and CSC and its broker-dealer subsidiaries movement of balances.

Legal contingencies: TD Ameritrade, Inc. is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions, and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; and potential opportunities for settlement and the status of any settlement discussions. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below is a matter in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest. Unless otherwise noted, the Company is unable to provide a reasonable estimate of any potential liability given the stage of proceedings in the matter. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

Ford Order Routing Litigation: On September 15, 2014, TDA Holding, TD Ameritrade, Inc. and its former CEO, Frederick J. Tomczyk, were sued in the U.S. District Court for the District of Nebraska on behalf of a putative class of TD Ameritrade, Inc. clients alleging that defendants failed to seek best execution and made misrepresentations and omissions regarding its order routing practices. Plaintiffs seek unspecified damages and injunctive and other relief. Defendants consider the allegations to be entirely without merit and have been vigorously contesting the lawsuit. On September 14, 2018, the District Court granted plaintiffs' motion for class certification, and defendants petitioned for an immediate appeal of the District Court's class certification decision. On April 23, 2021, the U.S. Court of Appeals, 8th Circuit, issued a decision reversing the District Court's certification of a class and remanding the case back to the District Court for further proceedings. Plaintiff renewed his motion for class certification, which the District Court granted on September 20, 2022. On October 26, 2022, the U.S. Court of Appeals, 8th Circuit, granted defendants' petition for an immediate appeal of the District Court's ruling.

8. Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2022.

(Tabular Amounts in Millions)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis at December 31, 2022. Liabilities recorded at fair value were not material, and therefore are not included in the following table:

	Level 1	Level 2	Level 3	Balance at Fair Value
Cash equivalents:				
Money market funds	$ 926	$ —	$ —	$ 926
Total cash equivalents	926	—	—	926
Other assets:				
State and municipal debt obligations	—	5	—	5
Equity, corporate debt, and other securities	—	1	—	1
Total other assets	—	6	—	6
Total assets	$ 926	$ 6	$ —	$ 932

Fair Value of Other Financial Instruments

The following table presents the fair value hierarchy for other financial instruments at December 31, 2022:

	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets					
Other assets	$ 54	$ —	$ 54	$ —	$ 54

9. Related-Party Transactions

The Company engages in various related-party transactions with CSC and other affiliates under common control. The accompanying statement of financial condition is not necessarily indicative of the conditions that would exist if the Company were operated as an unaffiliated entity.

Clearing Agreement

Pursuant to the provisions of the clearing agreement with TDAC, the Company clears its clients' securities transactions through TDAC on a fully-disclosed basis.

Related-party Service and Expense Administrative Agreements

The Company recognizes costs pursuant to service and expense administrative agreements with related-parties.

(Tabular Amounts in Millions)

Receivables from and Payables to Affiliates

The following table summarizes receivables from and payables to affiliates associated with the activities described above. The following balances are included in other assets and accrued expenses and other liabilities, respectively, on the statement of financial condition as of December 31, 2022:

Other assets:		
Receivables from TDAC [1]	$	252
Receivables from other affiliates		2
Total	$	254
Accrued expenses and other liabilities:		
Payables to affiliates	$	8
Total	$	8

[1] Includes a $40 million clearing deposit placed with TDAC for clearing transactions on the Company's behalf.

These receivables from and payables to affiliates are generally settled in cash on a monthly basis.

10. Employee Incentive and Retirement Plans

Employees of the Company can participate in CSC's qualified retirement plans. CSC may match certain employee contributions or make additional contributions at its discretion.

Employees and directors of the Company can also participate in stock incentive plans sponsored by CSC. CSC's share-based incentive plans provide for granting options and restricted stock units to participants. In addition, CSC offers an employee stock purchase plan to eligible employees.

11. Taxes on Income

The temporary differences that created deferred tax assets and liabilities as of December 31, 2022 are detailed below:

Deferred tax assets:		
Operating lease liabilities	$	25
Employee compensation, severance, and benefits		18
State and local taxes		8
Reserves and allowances		7
Other		4
Total deferred tax assets		62
Deferred tax liabilities:		
Amortization of acquired intangible assets		(1,763)
Operating lease ROU assets		(23)
Other		(4)
Total deferred tax liabilities		(1,790)
Deferred income taxes — net	$	(1,728)

Unrecognized tax benefits totaled $27 million as of December 31, 2022, $21 million of which, if recognized, would affect the annual effective tax rate.

At December 31, 2022, we had accrued $2 million for the payment of interest.

(Tabular Amounts in Millions)

The Company was included in the TDA Holding consolidated federal return prior to the Merger, and in the CSC consolidated federal return after the Merger. TDA Holding's consolidated federal income tax returns for 2019 and 2020 and, as applicable to the Company, CSC's consolidated federal income tax returns for 2020 and 2021 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

12. Regulatory Requirements

As a securities broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule. TD Ameritrade, Inc. computes net capital under the alternative method permitted by the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement of $250,000 which is based on the type of business conducted by the Company. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2022, the Company's net capital was $806 million, which was in excess of 120% of its minimum dollar requirement.

13. Subsequent Events

On January 30, 2023, the Company paid, in cash, a $500 million dividend and a return of capital of $90 million to TDAOH.

In January 2023, CSC ended bank deposit account arrangements with certain third-party banks. The bank deposit account balances previously held at these third-party banks were moved to the TD Depository Institutions under the IDA agreement discussed in Note 7.